767 Fifth Avenue

New York, NY 10153-0119

+1 212 310 8000 tel

+1 212 310 8007 fax

July 24, 2014

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Attention: John Dana Brown

Re:	Dave & Buster’s Entertainment, Inc. Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted June 6, 2014 (CIK No. 0001525769)

Dear Mr. Brown:

On behalf of our client, Dave & Buster’s Entertainment, Inc., a Delaware corporation (the “Company”), we are confidentially submitting herewith electronically via EDGAR, Amendment No. 1 (“Amendment No. 1”) to the Draft Registration Statement on Form S-1 of the Company (CIK No. 0001525769) (the “Registration Statement”). In connection with such submission, set forth below are the Company’s responses to the comments of the Staff communicated in its letter addressed to the Company, dated July 3, 2014. We are sending to the Staff under separate cover courtesy copies of Amendment No. 1, including copies marked to show the changes effected by Amendment No. 1.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in Amendment No. 1.

Securities and Exchange Commission

July 24, 2014

General

1.	Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please provide us with any research reports about you that are published or distributed in reliance upon Section 2(a) (3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

The Company acknowledges the Staff’s comment. Neither the Company, nor anyone authorized on its behalf, has presented any written communications, as defined in Rule 405 of the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act.

No research reports about the Company have been published or distributed in reliance on Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in the Company’s offering.

In the event that the Company does use such written materials or such research reports are published or distributed, the Company will supplementally provide the Staff with copies of such materials.

2.	Please refrain from referring to your customers as “guests.” We note that “customers” denotes persons who pay for goods or services.

The Company has revised the references throughout the Registration Statement in response to the Staff’s comment.

3.	We note that the prospectus includes industry and market data derived from publications, surveys, and reports. If any of these publications, surveys, or reports were commissioned by you for use in connection with the registration statement, please file consents of such third parties pursuant to Rule 436 of the Securities Act as exhibits to your registration statement or tell us why you believe you are not required to do so.

The Company confirms that all publications, surveys and reports from third-party sources cited in the Registration Statement represent information that is generally available to the public, either for free or for a subscription fee, which the Company has paid, if applicable. In addition, the publications, surveys and reports from third-party sources were not commissioned by the Company or otherwise specifically prepared or certified for use in contemplation of a securities offering by the Company or any other party, nor have any of the third-party sources prepared or certified any portion of the Registration Statement. Accordingly, the Company respectively submits that it is not required to file consents with respect to the reports and publications from third-party sources cited in the Registration Statement under Rule 436 of Regulation C or Section 7 of the Securities Act.

Securities and Exchange Commission

July 24, 2014

4.	Please file the following agreements as exhibits to your registration statement or tell us why you believe the respective agreement is not material to you:

•	Form lease agreement for your properties on page 74;

•	2013 Select Executive Retirement Plan on page 87;

•	Form indemnification agreement with officers and directors on page 106; and

•	New senior secured credit facility on page 7, once executed.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it does not have a form lease agreement, as its lease agreements are generally on the forms of the various landlords of its stores. Furthermore, the Company advises that Staff that it considers all its leases to be contracts made in the ordinary course of its business and, accordingly, they are not required to be filed under Item 601(b)(10)(ii)(D) of Regulation S-K as none of the leases is a “material lease” under which part of the Company’s property is held. The Company does not believe that any one lease is material to its operations. With respect to leases representing current locations, no single store generated more than 10% of the Company’s total revenues. In addition, as the Company expands, it expects that any one lease will have even less significance to its overall operations.

The Company has filed the 2005 Select Executive Retirement Plan (which is the current Plan) as Exhibit 10.11. The Company will file the form indemnification agreement with officers and directors once it is finalized and the agreement governing the new senior secured credit facility once it is executed.

5.	Please revise your Form S-1 registration statement to update your financial statements and related disclosures as required by Rule 3-12 of Regulation S-X.

The Company has updated the financial statements and related disclosures as required by Rule 3-12 of Regulation S-X.

Artwork

6.	Please confirm to us that all persons depicted in your artwork are your employees or actual customers.

The Company respectfully submits that the cover artwork depicts the Company’s food, beverage and entertainment offerings. Although the people depicted in the artwork are not all employees or actual customers of the Company, the graphics illustrate the Company’s offerings to potential investors consistent with the information in the body of the prospectus.

Securities and Exchange Commission

July 24, 2014

Prospectus Summary, page 1

7.	Please remove the statement on page 1 that you are an “attractive” venue for families with children and teenagers as it appears this is a subjective term that cannot be objectively substantiated. In the alternative, please revise to state this as the belief of management.

The Company has revised the disclosure on page 1 in response to the Staff’s comment.

Company Overview, page 1

8.	Please define “Fun American New Gourmet.” We note a brief definition on page 6, but it may be helpful to provide more detail explaining this term.

The Company has revised the disclosure on pages 2 and 6 in response to the Staff’s comment.

9.	Please define the “KNAPP-TRACK index” in the place where first used. In addition state the actual values for the index in 2013, 2012, and 2011 in the discussion in the last paragraph on page 1.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it defines KNAPP-TRACK on page iii. In response to the Staff’s comment, the Company has revised the disclosure on page 70 and has disclosed the actual values for the index in 2013, 2012 and 2011.

10.	In your response letter to us please provide us support for your statement on page 2 that you “generate high average store revenues and Store-level EBITDA.” In your response to us please tell us the companies against which you are comparing yourself.

The Company acknowledges the Staff’s comment and has provided the Staff in Annex A hereto a comparison of its average store revenues and Store-level EBITDA compared to the average store revenues and Store-level EBITDA of the companies noted in the Annex, all of which has been derived from publicly available information.

Our Company’s Core Strengths, page 3

11.	Please explain if the “WOW” initiative is an abbreviation and provide further details about the initiative so investors can better understand it. In addition, provide additional information about your “Power Cards.”

The Company acknowledges the Staff’s comment and respectfully advises the Staff that “WOW” is not an abbreviation. The Company has revised its disclosure on page 4 to provide additional information regarding its “WOW” initiative and Power Cards in response to the Staff’s comment.

Securities and Exchange Commission

July 24, 2014

History of Margin Improvement, page 4

12.	In your response to us please provide us with the objective basis for your statement regarding your “proven track record” of identifying operational efficiencies and implementing cost saving initiatives.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has initiated multiple initiatives that have yielded margin improvements without sacrificing customer satisfaction. Examples of these initiatives include the following:

Cost of Sales—Implemented strategic selection and sourcing of the Company’s Winner’s Circle merchandise and centralized the management of store-level Winner’s Circle inventory, helping contribute to a reduction in the Company’s amusement costs of over 50 basis points since fiscal year 2010.

Labor Performance and Management—Launched an integrated labor management system in fiscal year 2010, which the Company has continued to enhance through new labor efficiency and overtime management tools. Hourly labor has improved by over 100 basis points since fiscal year 2010, representing annual cost savings of approximately $6.4 million.

Other Operating Costs—Implemented improved claims management and resolution processes related to the Company’s workers compensation and general liability insurance programs. There has been an improvement in the Company’s combined workers compensation and general liability expense of over 40 basis points since fiscal year 2010.

13.	We note the statement that your “continued focus on operating margins at individual locations and the deployment of best practices across our store base is expected to yield incremental margin improvements.” Please balance this statement to clarify that there is no guarantee that this will occur.

The Company has revised the disclosure on page 4 in response to the Staff’s comment.

14.	Please revise to further explain what aspects of your business model create “operating leverage.”

The Company has revised the disclosure on page 4 in response to the Staff’s comment.

Store Model Generates Industry-Leading Store Economics and Strong Returns, page 4

15.	In your response to us please provide us an objective basis for the statement that your business generates “Industry-Leading Store Economics.”

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the supporting data for comment #10 above provide the basis for the statement that its business generates “Industry-Leading Store Economics.”

Securities and Exchange Commission

July 24, 2014

16.	Please revise to state as a belief that you have “attractive” Store-level margins or clearly define what you consider to be “attractive.”

The Company has revised the Registration Statement to remove the references to “attractive Store-level margins.”

Commitment to Guest Satisfaction Drives Loyalty and Engagement, page 4

17.	Please revise to illustrate objectively how your commitment to customer satisfaction “drives loyalty.” For example, are a certain high percentage of your customers repeat customers within a certain time period?

The Company has revised the Registration Statement to remove the references that its customer satisfaction drives loyalty.

18.	Please clarify if as of February 2, 2014 your loyalty program included approximately 2.5 million active or total members, explaining how recently and repetitively active someone must be in order to be included in this number. In addition, expand your description of the loyalty program the first time you reference it so investors can better understand what the program entails.

The Company has revised the Registration Statement to remove the number of members of its loyalty program and has revised its disclosure on page 5 to expand the description of the program.

19.	You state that you “have experienced consistent improvement in [y]our Guest Satisfaction Survey results.” We note that you disclose 2013 survey results but do not show prior results. In order to illustrate the “improvement” please revise to disclose the prior results.

The Company has revised the disclosure on page 5 in response to the Staff’s comment.

Our Growth Strategies, page 5

Grow Our Comparable Store Sales, page 6

20.	Please revise to explain “telegenic nature” in the first bullet point.

The Company has revised the disclosure on page 6 in response to the Staff’s comment.

21.	Please refer to the statement “the best place to watch sports” in the second bullet point. Please revise to clarify whether this is a marketing slogan, an aspiration, or an assertion. If it is an assertion then please provide a basis or state it as your belief.

The Company has added quotation marks to “the best place to watch sports” to clarify on page 6 that this is a marketing slogan.

Securities and Exchange Commission

July 24, 2014

22.	We note in the third bullet point that you discuss survey improvement between 2011 and 2013, but we note from page 4 that you have been taking guest satisfaction surveys since 2007. Please revise here to disclose the comparable results from 2007 or advise. We note on page ii that you have “not made any changes to questions eliciting responses relating to the results presented in the prospectus.”

The Company has revised the disclosure on page 6 in response to the Staff’s comment.

23.	Please refer to the first paragraph on page 7 and delete the word “unique” because it is marketing language that is not objectively substantiable.

The Company has deleted the word “unique” on page 7 in response to the Staff’s comment.

Risk Factors, page 18

24.	We note your disclosure on page 105 that under your amended and restated certificate of incorporation special meetings of shareholders may not be taken by written consent unless affiliates of Oak Hill Funds own at least 40% of your outstanding common stock. Please include a risk factor informing potential investors of this limitation or advise.

The Company has revised the disclosure on page 33 in response to the Staff’s comment.

Summary Historical Financial and Other Data, page 12

25.	In the presentation of balance sheet data on page 14, please remove the “Unaudited” designation from the As Adjusted column of information. Designating the As Adjusted column as unaudited suggests that the Actual column is audited. Although we understand that the Actual column is derived from audited information, a column of numbers without the full presentation of financial information is not considered to be audited.

The Company has revised the disclosure on page 15 in response to the Staff’s comment.

26.	We note that in the balance sheet data on the top of page 14, you are presenting a net working capital deficit. For clarity, please revise to show the amount parenthetically to distinguish it from the other positive amounts in the table, as you have done in your presentation on page 41.

The Company has revised the disclosure on page 15 in response to the Staff’s comment.

Securities and Exchange Commission

July 24, 2014

27.	We note that it appears you intend to present as adjusted consolidated statements of operations data for each of the fiscal years ended February 2, 2014, February 3, 2013, and January 29, 2012. Please note that we believe that it is only appropriate to present this “as adjusted” data for the most recent historical annual period, and subsequent interim period, if applicable. Please revise accordingly.

The Company has revised the disclosure on page 16 in response to the Staff’s comment to indicate that it will present as adjusted consolidated statements of operation data for only the fiscal year ended February 2, 2014 and the thirteen weeks ended May 4, 2014.

Selected Consolidated Financial Data, page 40

28.	We note from your disclosure in footnote (4) that the “as adjusted” consolidated statement of operations data gives effect to an estimated loss on the early extinguishment of debt described in the Use of Proceeds section. In light of the fact that this loss on the early extinguishment of debt does not appear to be disclosed in the Use of Proceeds section or elsewhere, please explain to us and revise to disclose the nature and amount of this loss.

The Company has revised the disclosure in footnote (4) on pages 43 and 44 in response to the Staff’s comment and respectfully advises that Staff that it will disclose the amount of the premiums, interest and expenses related to the Refinancing once the Refinancing has been completed.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 45

Presentation of Operating Results, page 47

29.	We note your disclosure at the bottom of page 47 that you may incur compensation expense related to the vesting of options held by certain members of your management and directors, and the vesting may occur in connection with the consummation of this offering or with a modification of the terms of the existing stock-based compensation arrangements. Please tell us if you have determined whether this accelerated vesting or modification will occur in connection with this offering. If so, please revise your discussion in MD&A to disclose the nature of the modification or acceleration and the estimated expense that will be recognized. Also, please revise the Capitalization table on page 37 to reflect this compensation charge.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has not determined at this time whether this accelerated vesting or modification will occur in connection with this offering. If it is determined to occur in connection with this offering, the Company will revise its MD&A discussion to disclose the nature of the modification or acceleration and the estimated expense that will be recognized as well as the Capitalization table to reflect this compensation charge.

Securities and Exchange Commission

July 24, 2014

Liquidity and Capital Resources, page 56

30.	We note from your disclosure in Note 7, that as of February 2, 2014 you were in compliance with the debt covenants related to both the Senior Notes and the Senior Discount Notes. Please revise your disclosure in your Liquidity section of MD&A to disclose your compliance with these debt covenants.

The Company has revised the disclosure on page 63 in response to the Staff’s comment.

Business, page 64

Multi-Faceted Guest Experience Highlights Our Value Proposition, page 66

31.	Please revise to explain each of your marketing initiatives including Eat & Play Combo, Super Charge Power Card offerings, Half-Price Game Play, and Everyone’s a Winner.

The Company has revised the disclosure on page 72 in response to the Staff’s comment.

Our Growth Strategies, page 67 Pursue New Store Growth, page 67

32.	Please revise your disclosure to describe the differences between your large format and small format stores. State if these stores only vary in total square footage or have other significant differences.

The Company has revised the disclosure on page 76 in response to the Staff’s comment.

Grow Our Comparable Store Sales, page 68

33.	In an appropriate place please further describe what your “Winner’s Circle” is.

The Company has revised the disclosure on page 72 in response to the Staff’s comment.

34.	Please provide us objective bases for the belief that you have “high quality, popular dishes.”

The Company has revised the disclosure on page 75 to remove the statement.

35.	Please revise to explain what you mean by “mobile game systems, second screen sports watching apps and social games.”

The Company has revised the disclosure on page 75 in response to the Staff’s comment.

Securities and Exchange Commission

July 24, 2014

Management, page 76

36.	We note that as a controlled company you intend to utilize exemptions listed in the first paragraph on page 81. One of the exceptions listed is the requirement that the majority of your board of directors consist of independent directors. We also note that in the last paragraph on page 80 you state that all your directors other than your Chief Executive Officer will be independent directors. Please revise for consistency or advise.

The Company has revised the disclosure on page 87 in response to the Staff’s comment.

Certain Relationships and Related Transactions, page 99

Repurchase of Common Stock, page 99

37.	Please revise the first paragraph to disclose the price paid in each transaction. New Stockholders’ Agreement, page 100

The Company has revised the disclosure on page 105 in response to the Staff’s comment.

38.	Please revise to describe the “certain costs and expenses” for which the Oak Hill Funds and their affiliates will be reimbursed.

The Company has revised the disclosure on page 107 in response to the Staff’s comment.

Notes to the Financial Statements

39.	We note from your disclosure at the bottom of page 4 that you have a loyalty program, which as of February 2, 2014 had approximately 2.5 million members. Please explain to us the nature and terms of this loyalty program. If it is a program where members earn free goods or services, please explain to us, and revise the notes to the financial statements to disclose how you account for this loyalty program in your financial statements.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company’s loyalty program allows members to earn game play credits based on the dollar amount of qualified purchases made at our stores and also provides members with various promotional information and offers. The liability established for the Company’s deferred amusement revenue encompasses the liability associated with the various revenue enhancers issued through its loyalty program. As the estimated liability related to the unused free game play credits is relatively small (typically less than $200,000), the Company has omitted specific disclosure or discussion of that portion of the overall liability in its Accrued Liabilities footnote.

Securities and Exchange Commission

July 24, 2014

Back Cover Page 109

40.	Please revise to include the dealer prospectus delivery obligation. Refer to Item 502(b) of Regulation S-K.

The Company has added the dealer prospectus delivery obligation on the back cover page as required by Item 502(b) of Regulation S-K.

Part II

Item 15. Recent sales of unregistered securities, page II-2

41.	For each transaction listed please provide the name of the person or group of people to whom you sold securities. Please note that “one consultant,” “one employee,” “former member of management,” or “two employees” is not a “group” and you are required to disclose these individuals’ names. Refer to Item 701(b) of Regulation S-K.

The Company has revised the disclosure on pages II-2 and II-3 in response to the Staff’s comment.

Should any questions arise in connection with the submission or this response letter, please contact the undersigned at (212) 310-8893.

Sincerely yours,

/s/ Corey R. Chivers

Corey R. Chivers

Weil, Gotshal & Manges LLP

cc:	Stephen M. King
Chief Executive Officer
Dave & Buster’s Entertainment, Inc.

ANNEX A

	LTM Financials
	Dave & Buster’s Entertainment, Inc.	The Cheesecake Factory Inc.	Texas Roadhouse, Inc.	Red Robin Gourmet Burgers Inc.	Brinker International Inc. (Chili’s Brand)	Darden Restaurants Inc. (Olive Garden) (Longhorn Steakhouse)	Bloomin’ Brands, Inc. (Outback Steakhouse)	Chuy’s Holdings, Inc.	Buffalo Wild Wings Inc.	BJ’s Restaurants Inc.
Total Revenue	$662.2	$1,896.3	$1,460.1	$1,051.4	$2,876.8	$6,285.6	$4,194.8	$213.6	$1,330.2	$792.3
Restaurant Revenue	$662.2	$1,896.3	$1,447.5	$1,033.9	$2,797.2	$6,285.6	$4,157.3	$213.6	$1,245.9	$792.3
Cost of Goods Sold	$129.7	$460.8	$502.6	$259.5	$752.1	$1,892.2	$1,357.5	$58.9	$368.2	$196.8
Gross Profit	$532.5	$1,435.6	$944.9	$774.4	$2,045.2	$4,393.4	$2,799.8	$154.7	$877.7	$595.5
% Margin	80.4%	75.7%	65.3%	74.9%	73.1%	69.9%	67.3%	72.4%	70.5%	75.2%
EBITDA	$142.5	$235.8	$173.7	$107.1	$423.8	$631.6	$437.6	$25.6	$212.8	$76.4
% Margin	21.5%	12.4%	11.9%	10.2%	14.7%	10.0%	10.4%	12.0%	16.0%	9.6%
Capital Expenditures	$113.2	$121.8	$119.6	$89.6	$146.8	$414.8	$235.6	$31.0	$129.9	$111.4
% of revenue	17.1%	6.4%	8.2%	8.5%	5.1%	6.6%	5.6%	14.5%	9.8%	14.1%
EBITDA Less Capital Expenditures	$29.3	$114.0	$54.1	$17.5	$277.0	$216.8	$202.0	($5.4)	$82.8	($35.1)
% Conversion	4.4%	6.0%	3.7%	1.7%	9.6%	3.4%	4.8%	(2.5%)	6.2%	(4.4%)
EBITDAR	$195.6	$356.7	$203.7	$160.6	$526.6	$769.4	$596.9	$36.8	$270.9	$109.9
% Margin	29.5%	18.8%	14.0%	15.3%	18.3%	12.2%	14.2%	17.2%	20.4%	13.9%
Store Level EBITDA	$169.1	$366.8	$262.9	$192.5	$488.8	$994.3	$671.6	$39.9	$261.0	$135.1
Store Level EBITDA Margin	25.5%	19.3%	18.0%	18.3%	17.0%	15.8%	16.0%	18.7%	19.6%	17.1%
Average Store- Level EBITDA	$2.7	$2.0	$0.7	$0.5	$0.3	$0.5	$0.4	$0.8	$0.6	$0.9
Average Revenues per Store	$10.2	$10.4	$4.3	$2.9	$3.0 (Chili’s)	$4.6 (Olive Garden)	$3.2 (Outback Steakhouse)	$4.9	$2.9	$5.7
						$3.0 (Longhorn Steakhouse)